Exhibit 99.9
Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at September 30, 2022, the Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the six months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at September 30, 2022, the profit and total comprehensive income for the three months and six months ended on that date, changes in equity and its cash flows for the six months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Management’s Responsibilities for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018)

Place: Bengaluru Date: October 13, 2022	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN:22039826AZPAGS9353

`

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and six months ended September 30, 2022

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Standalone Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates and judgements

2. Notes to Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	September 30, 2022	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,266	11,384
Right-of-use assets	2.3	3,518	3,311
Capital work-in-progress		385	411
Goodwill	2.2	211	211
Other intangible assets		14	32
Financial assets
Investments	2.4	23,265	22,869
Loans	2.5	46	34
Other financial assets	2.6	970	727
Deferred tax assets (net)		987	970
Income tax assets (net)		5,568	5,585
Other non-current assets	2.9	1,858	1,416
Total non - current assets		48,088	46,950
Current assets
Financial assets
Investments	2.4	9,683	5,467
Trade receivables	2.7	20,442	18,966
Cash and cash equivalents	2.8	10,498	12,270
Loans	2.5	291	219
Other financial assets	2.6	8,041	6,580
Other current assets	2.9	9,731	8,935
Total current assets		58,686	52,437
Total assets		106,774	99,387
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,104	2,103
Other equity		71,568	67,203
Total equity		73,672	69,306
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	3,475	3,228
Other financial liabilities	2.12	1,513	676
Deferred tax liabilities (net)		756	841
Other non-current liabilities	2.14	466	360
Total non - current liabilities		6,210	5,105
Current liabilities
Financial liabilities
Lease liabilities	2.3	589	558
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		–	3
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,657	2,666
Other financial liabilities	2.12	12,006	11,269
Other current liabilities	2.14	7,832	7,381
Provisions	2.15	1,030	920
Income tax liabilities (net)		2,778	2,179
Total current liabilities		26,892	24,976
Total equity and liabilities		106,774	99,387

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
October 13, 2022

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended September 30,		Six months ended September 30,
		2022	2021	2022	2021
Revenue from operations	2.17	31,567	25,462	61,094	49,176
Other income, net	2.18	1,267	1,052	1,916	1,622
Total income		32,834	26,514	63,010	50,798
Expenses
Employee benefit expenses	2.19	15,873	12,734	30,787	24,925
Cost of technical sub-contractors		4,815	3,934	9,825	7,251
Travel expenses		293	143	608	258
Cost of software packages and others	2.19	1,428	736	2,611	1,264
Communication expenses		135	107	254	210
Consultancy and professional charges		333	365	696	675
Depreciation and amortization expense		682	601	1,326	1,178
Finance cost		40	32	73	64
Other expenses	2.19	747	559	1,439	1,177
Total expenses		24,346	19,211	47,619	37,002
Profit before tax		8,488	7,303	15,391	13,796
Tax expense:
Current tax	2.16	2,312	1,805	4,345	3,502
Deferred tax	2.16	(77)	35	(108)	108
Profit for the period		6,253	5,463	11,154	10,186
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		40	10	(56)	(22)
Equity instruments through other comprehensive income, net		4	39	7	41
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(12)	6	14	11
Fair value changes on investments, net	2.4	27	52	(317)	90
Total other comprehensive income/ (loss), net of tax		59	107	(352)	120
Total comprehensive income for the period		6,312	5,570	10,802	10,306
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		14.86	12.93	26.51	24.01
Diluted ()		14.85	12.92	26.49	23.98
Weighted average equity shares used in computing earnings per equity share
Basic	2.20	4,207,688,197	4,225,067,582	4,207,426,698	4,242,849,248
Diluted	2.20	4,210,888,187	4,229,766,160	4,211,017,877	4,247,594,685

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
October 13, 2022

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531
Changes in equity for the six months ended September 30, 2021
Profit for the period	–	–	–	–	–	10,186	–	–	–	–	–	–	10,186
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	41	–	–	41
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	11	–	11
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	90	90
Total comprehensive income for the period	–	–	–	–	–	10,186	–	–	–	41	11	68	10,306
Buyback of equity shares**	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback*	–	–	–	–	–	–	(28)	–	–	–	–	–	(28)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(1,391)	–	–	1,391	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	350	–	–	(350)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	69	–	–	(69)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	–	–	–	–	6	–	–	–	–	–	–	–	6
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	196	–	–	–	–	196
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	4	–	–	–	–	7
Dividends	–	–	–	–	–	(6,392)	–	–	–	–	–	–	(6,392)
Balance as at September 30, 2021	2,102	54	2,906	139	19	51,449	4	503	7,185	210	21	(59)	64,533

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves (2)
Balance as at April 1, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	–	(9)	–	–	–	–	–	–	(9)
	2,103	54	2,844	139	172	55,440	9	606	7,926	266	2	(264)	69,297
Changes in equity for the period ended September 30, 2022
Profit for the period	–	–	–	–	–	11,154	–	–	–	–	–	–	11,154
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(56)	(56)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	7	–	–	7
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	14	–	14
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(317)	(317)
Total comprehensive income for the period	–	–	–	–	–	11,154	–	–	–	7	14	(373)	10,802
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	528	–	–	(528)	–	–	–	–
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	165	–	–	(165)	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	4	–	–	–	–	–	–	–	5
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	270	–	–	–	–	270
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	30	–	–	–	–	30
Dividends	–	–	–	–	–	(6,732)	–	–	–	–	–	–	(6,732)
Balance as at September 30, 2022	2,104	54	2,844	139	341	60,390	10	740	7,398	273	16	(637)	73,672

*	net of tax

**	Including tax on buyback of 1,893 crore

#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
October 13, 2022

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Six months ended September 30,
		2022	2021
Cash flow from operating activities:
Profit for the period		11,154	10,186
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization		1,326	1,178
Income tax expense	2.16	4,237	3,610
Impairment loss recognized / (reversed) under expected credit loss model		54	66
Finance cost		73	64
Interest and dividend income		(1,521)	(1,347)
Stock compensation expense		242	185
Other adjustments		38	33
Exchange differences on translation of assets and liabilities, net		59	46
Changes in assets and liabilities
Trade receivables and unbilled revenue		(4,166)	(2,337)
Loans, other financial assets and other assets		(363)	190
Trade payables		(13)	323
Other financial liabilities, other liabilities and provisions		2,271	1,745
Cash generated from operations		13,391	13,942
Income taxes paid		(3,669)	(3,092)
Net cash generated by operating activities		9,722	10,850
Cash flow from investing activities:
Expenditure on property, plant and equipment		(997)	(793)
Deposits placed with corporation		(390)	(409)
Redemption of deposits with corporations		238	275
Interest and dividend received		734	906
Dividend received from subsidiary		693	592
Loan given to subsidiaries		(427)	-
Loan repaid by subsidiaries		393	73
Proceeds from redemption of debentures		-	536
Investment in subsidiaries		(1,201)	(126)
Escrow and other deposits pertaining to Buyback		-	(420)
Redemption of Escrow and other deposits pertaining to Buyback		-	420
Other receipts		32	25
Payments to acquire investments
Liquid mutual fund units		(32,064)	(22,370)
Commercial papers		(259)	-
Certificates of deposits		(4,481)	(498)
Government Securities		(1,370)	(83)
Others		(3)	(3)
Proceeds on sale of investments
Liquid mutual fund units		30,167	20,446
Non-convertible debentures		220	1,299
Certificates of deposit		3,038	500
Government Securities		1,132	1,336
Others		99	-
Net cash (used in) / from investing activities		(4,446)	1,706
Cash flow from financing activities:
Payment of lease liabilities		(324)	(286)
Shares issued on exercise of employee stock options		5	6
Buyback of equity shares including transaction costs and tax on buyback		-	(11,125)
Other receipts		57	62
Other payments		(24)	-
Payment of dividends		(6,732)	(6,392)
Net cash used in financing activities		(7,018)	(17,735)
Net increase / (decrease) in cash and cash equivalents		(1,742)	(5,179)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(30)	(37)
Cash and cash equivalents at the beginning of the period	2.8	12,270	17,612
Cash and cash equivalents at the end of the period	2.8	10,498	12,396
Supplementary information:
Restricted cash balance	2.8	74	153

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration No:
117366W/W-100018
Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
October 13, 2022

INFOSYS LIMITED

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on October 13, 2022.

1.2	Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 (''the Act'') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2022. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to note 2.16 and note 2.21)

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1)

2. Notes to the Interim Condensed Standalone Financial Statements

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2022	1,429	10,246	3,098	1,269	7,450	2,113	875	44	26,524
Additions	–	12	26	12	268	48	22	1	389
Deletions**	–	–	(2)	(9)	(193)	(3)	–	(1)	(208)
Gross carrying value as at September 30, 2022	1,429	10,258	3,122	1,272	7,525	2,158	897	44	26,705
Accumulated depreciation as at July 1, 2022	–	(3,929)	(2,550)	(1,017)	(5,372)	(1,664)	(534)	(38)	(15,104)
Depreciation	–	(98)	(59)	(27)	(264)	(51)	(41)	(1)	(541)
Accumulated depreciation on deletions**	–	–	2	8	193	2	–	1	206
Accumulated depreciation as at September 30, 2022	–	(4,027)	(2,607)	(1,036)	(5,443)	(1,713)	(575)	(38)	(15,439)
Carrying value as at July 1, 2022	1,429	6,317	548	252	2,078	449	341	6	11,420
Carrying value as at September 30, 2022	1,429	6,231	515	236	2,082	445	322	6	11,266

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2021 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2021	1,398	9,698	3,164	1,211	6,756	1,964	815	44	25,050
Additions	12	303	108	19	223	73	7	–	745
Deletions*	–	–	(1)	(3)	(351)	(5)	–	–	(360)
Gross carrying value as at September 30, 2021	1,410	10,001	3,271	1,227	6,628	2,032	822	44	25,435
Accumulated depreciation as at July 1, 2021	–	(3,551)	(2,652)	(918)	(5,030)	(1,479)	(416)	(33)	(14,079)
Depreciation	–	(93)	(54)	(27)	(212)	(49)	(39)	(2)	(476)
Accumulated depreciation on deletions*	–	–	1	2	351	4	–	–	358
Accumulated depreciation as at September 30, 2021	–	(3,644)	(2,705)	(943)	(4,891)	(1,524)	(455)	(35)	(14,197)
Carrying value as at July 1, 2021	1,398	6,147	512	293	1,726	485	399	11	10,971
Carrying value as at September 30, 2021	1,410	6,357	566	284	1,737	508	367	9	11,238

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Additions	–	143	73	33	517	92	80	1	939
Deletions**	–	–	(5)	(11)	(231)	(4)	–	(1)	(252)
Gross carrying value as at September 30, 2022	1,429	10,258	3,122	1,272	7,525	2,158	897	44	26,705
Accumulated depreciation as at April 1, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Depreciation	–	(193)	(118)	(53)	(511)	(102)	(76)	(2)	(1,055)
Accumulated depreciation on deletions**	–	–	5	10	231	3	–	1	250
Accumulated depreciation as at September 30, 2022	–	(4,027)	(2,607)	(1,036)	(5,443)	(1,713)	(575)	(38)	(15,439)
Carrying value as at April 1, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384
Carrying value as at September 30, 2022	1,429	6,231	515	236	2,082	445	322	6	11,266

**	During each of the three months and six months ended September 30, 2022, certain assets which were old and not in use having gross book value of 149 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2021 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Additions	13	455	132	36	491	86	34	–	1,247
Deletions*	–	–	(2)	(4)	(393)	(6)	–	–	(405)
Gross carrying value as at September 30, 2021	1,410	10,001	3,271	1,227	6,628	2,032	822	44	25,435
Accumulated depreciation as at April 1, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Depreciation	–	(184)	(107)	(55)	(414)	(95)	(79)	(3)	(937)
Accumulated depreciation on deletions*	–	–	2	3	393	5	–	–	403
Accumulated depreciation as at September 30, 2021	–	(3,644)	(2,705)	(943)	(4,891)	(1,524)	(455)	(35)	(14,197)
Carrying value as at April 1, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930
Carrying value as at September 30, 2021	1,410	6,357	566	284	1,737	508	367	9	11,238

*	During each of the three months and six months ended September 30, 2021, certain assets which were old and not in use having gross book value of 238 crore (net book value: Nil) were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

2.2 GOODWILL AND INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Carrying value at the beginning	211	167
Goodwill on business transfer	–	44
Carrying value at the end	211	211

2.2.2 Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of year or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended September 30, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at July 1, 2022	551	2,861	129	3,541
Additions(1)	–	40	85	125
Deletion	–	–	(17)	(17)
Depreciation	(1)	(111)	(19)	(131)
Balance as at September 30, 2022	550	2,790	178	3,518

(1)	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the three months ended September 30, 2021:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at July 1, 2021	555	2,556	106	3,217
Additions(1)	–	205	1	206
Deletion	–	–	–	–
Depreciation	(1)	(109)	(7)	(117)
Balance as at September 30, 2021	554	2,652	100	3,306

(1)	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the six months ended September 30, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2022	552	2,621	138	3,311
Additions(1)	–	388	106	494
Deletion	–	(1)	(34)	(35)
Depreciation	(2)	(218)	(32)	(252)
Balance as at September 30, 2022	550	2,790	178	3,518

(1)	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the six months ended September 30, 2021:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2021	556	2,766	113	3,435
Additions(1)	–	93	1	94
Deletion	–	–	–	–
Depreciation	(2)	(207)	(14)	(223)
Balance as at September 30, 2021	554	2,652	100	3,306

(1)	Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at September 30, 2022 and March 31, 2022:

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Current lease liabilities	589	558
Non-current lease liabilities	3,475	3,228
Total	4,064	3,786

2.4 INVESTMENTS

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Non-current investments
Equity instruments of subsidiaries	9,078	9,061
Redeemable Preference shares of subsidiary	2,502	1,318
Preference securities and equity instruments	212	194
Compulsorily convertible debentures	–	7
Others	79	76
Tax free bonds	1,896	1,901
Non-convertible debentures	2,686	3,459
Government Securities	6,812	6,853
Total non-current investments	23,265	22,869
Current investments
Liquid mutual fund units	3,278	1,337
Commercial Papers	263	-
Certificates of deposit	4,672	3,141
Tax free bonds	200	200
Government bonds	13	13
Government Securities	406	362
Non-convertible debentures	851	414
Total current investments	9,683	5,467
Total carrying value	32,948	28,336

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2022	March 31, 2022
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	662	662
33,828 (33,828) equity shares of 10,000/- each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	1,010
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	2,637	2,637
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody Inc	380	380
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	17	17
20,000 (20,000) shares
Infosys Austria GmBH	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Bulgaria	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	1
10,00,000 (10,00,000) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	15
Infosys Germany GmbH	–	–
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Turkey Bilgi Tekn	7	–
1,30,842 (1) share Turkish Liras 100 (10,000) per share, fully paid up
Infosys Consulting S.R.L. (Argentina)	2	–
2,94,500 (Nil) shares AR$ 100 per share, fully paid up
Infosys Business Solutions LLC	8	–
10,000 (Nil) shares USD 100 per share, fully paid up
Investments in Redeemable Preference shares of subsidiary
Infosys Consulting Pte Ltd	2,502	1,318
45,62,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up
	11,580	10,379
Investments carried at fair value through profit or loss
Compulsorily convertible debentures	–	7
Others (1)	79	76
	79	83
Investments carried at fair value through other comprehensive income
Preference securities	210	192
Equity instruments	2	2
	212	194
Quoted
Investments carried at amortized cost
Tax free bonds	1,896	1,901
	1,896	1,901
Investments carried at fair value through other comprehensive income
Non-convertible debentures	2,686	3,459
Government Securities	6,812	6,853
	9,498	10,312
Total non-current investments	23,265	22,869
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	3,278	1,337
	3,278	1,337
Investments carried at fair value through other comprehensive income
Commercial Papers	263	–
Certificates of deposit	4,672	3,141
	4,935	3,141
Quoted
Investments carried at amortized cost
Tax free bonds	200	200
Government bonds	13	13
	213	213
Investments carried at fair value through other comprehensive income
Government Securities	406	362
Non-convertible debentures	851	414
	1,257	776
Total current investments	9,683	5,467
Total investments	32,948	28,336
Aggregate amount of quoted investments	12,864	13,202
Market value of quoted investments (including interest accrued), current	1,488	1,003
Market value of quoted investments (including interest accrued), non-current	11,664	12,551
Aggregate amount of unquoted investments	20,084	15,134
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	11,580	10,379
Investments carried at amortized cost	2,109	2,114
Investments carried at fair value through other comprehensive income	15,902	14,423
Investments carried at fair value through profit or loss	3,357	1,420

(1)	Uncalled capital commitments outstanding as of September 30, 2022 and March 31, 2022 was 8 crore and 11 crore, respectively.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2022	March 31, 2022
Liquid mutual fund units	Quoted price	3,278	1,337
Tax free bonds and government bonds	Quoted price and market observable inputs	2,329	2,438
Non-convertible debentures	Quoted price and market observable inputs	3,537	3,873
Government Securities	Quoted price and market observable inputs	7,218	7,215
Commercial Papers	Market observable inputs	263	-
Certificate of deposit	Market observable inputs	4,672	3,141
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	212	194
Compulsorily convertible debentures	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	79	76

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Non- Current
Loans considered good - Unsecured
Other Loans
Loans to employees	46	34
Total non - current loans	46	34
Current
Loans considered good - Unsecured
Loans to subsidiaries	42	-
Other Loans
Loans to employees	249	219
Total current loans	291	219
Total Loans	337	253

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Non-current
Security deposits (1)	42	43
Net investment in Sublease of right of use asset (1)	320	320
Rental deposits (1)	167	134
Unbilled revenues (1)(5)#	384	215
Others (1)	57	15
Total non-current other financial assets	970	727
Current
Security deposits (1)	1	1
Rental deposits (1)	9	36
Restricted deposits (1)*	2,116	1,965
Unbilled revenues (1)(5)#	5,039	3,543
Interest accrued but not due (1)	345	323
Foreign currency forward and options contracts (2)(3)	80	131
Net investment in Sublease of right of use asset (1)	46	45
Others (1)(4)	405	536
Total current other financial assets	8,041	6,580
Total other financial assets	9,011	7,307
(1) Financial assets carried at amortized cost	8,931	7,176
(2) Financial assets carried at fair value through other comprehensive income	65	20
(3) Financial assets carried at fair value through Profit or Loss	15	111
(4) Includes dues from subsidiaries	279	220
(5) Includes dues from subsidiaries	1,127	419

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Current
Trade Receivable considered good - Unsecured (1)	20,871	19,454
Less: Allowance for expected credit loss	429	488
Trade Receivable considered good - Unsecured	20,442	18,966
Trade Receivable - credit impaired - Unsecured	91	85
Less: Allowance for credit impairment	91	85
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables (2)	20,442	18,966
(1) Includes dues from subsidiaries	554	268
(2) Includes dues from companies where directors are interested	–	–

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Balances with banks
In current and deposit accounts	8,228	9,375
Cash on hand	–	–
Others
Deposits with financial institutions	2,270	2,895
Total Cash and cash equivalents	10,498	12,270
Balances with banks in unpaid dividend accounts	36	36
Deposit with more than 12 months maturity	1,470	1,471
Balances with banks held as margin money deposits against guarantees	1	1

Cash and cash equivalents as at September 30, 2022 and March 31, 2022 include restricted cash and bank balances of 74 crore and 60 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Non-current
Capital advances	81	87
Advances other than capital advance
Others
Prepaid expenses	84	82
Defined benefit plan assets	9	10
Deferred contract cost(3)
Cost of obtaining a contract	136	151
Cost of fulfillment	443	273
Unbilled revenues(2)	438	156
Withholding taxes and others	667	657
Total non-current other assets	1,858	1,416
Current
Advances other than capital advance
Payment to vendors for supply of goods	34	183
Others
Prepaid expenses (1)	1,211	1,174
Unbilled revenues(2)	6,055	5,365
Deferred contract cost(3)
Cost of obtaining a contract	385	350
Cost of fulfillment	71	40
Withholding taxes and others	1,683	1,589
Other receivables	292	234
Total current other assets	9,731	8,935
Total other assets	11,589	10,351
(1) Includes dues from subsidiaries	181	204
(2)	Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.
(3)	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. (Refer to note 2.12)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in statement of profit and loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2022 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	10,498	–	–	–	–	10,498	10,498
Investments (Refer to note2.4)		–
Preference securities, Equity instruments and others	–	–	79	212	–	291	291
Tax free bonds and government bonds	2,109	–	–	–	–	2,109	2,329(1)
Liquid mutual fund units	–	–	3,278	–	–	3,278	3,278
Commercial Papers	–	–	–	–	263	263	263
Certificates of deposits	–	–	–	–	4,672	4,672	4,672
Non convertible debentures	–	–	–	–	3,537	3,537	3,537
Government Securities	–	–	–	–	7,218	7,218	7,218
Trade receivables (Refer to note 2.7)	20,442	–	–	–	–	20,442	20,442
Loans (Refer to note 2.5)	337	–	–	–	–	337	337
Other financial assets (Refer to note 2.6) (3)	8,931	–	15	–	65	9,011	8,934(2)
Total	42,317	–	3,372	212	15,755	61,656	61,799
Liabilities:
Trade payables (Refer to note 2.13)	2,657	–	–	–	–	2,657	2,657
Lease liabilities (Refer to note 2.3)	4,064	–	–	–	–	4,064	4,064
Other financial liabilities (Refer to note 2.12)	11,419	–	180	–	25	11,624	11,624
Total	18,140	–	180	–	25	18,345	18,345

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 77 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

   (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	12,270	–	–	–	–	12,270	12,270
Investments (Refer to note 2.4)
Preference securities, Equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,114	–	–	–	–	2,114	2,438(1)
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposits	–	–	–	–	3,141	3,141	3,141
Non convertible debentures	–	–	–	–	3,873	3,873	3,873
Government Securities	–	–	–	–	7,215	7,215	7,215
Trade receivables (Refer to note 2.7)	18,966	–	–	–	–	18,966	18,966
Loans (Refer to note 2.5)	253	–	–	–	–	253	253
Other financial assets (Refer to note 2.6)(3)	7,176	–	111	–	20	7,307	7,216(2)
Total	40,779	–	1,531	194	14,249	56,753	56,986
Liabilities:
Trade payables (Refer to note 2.13)	2,669	–	–	–	–	2,669	2,669
Lease Liabilities (Refer to note 2.3)	3,786	–	–	–	–	3,786	3,786
Other financial liabilities (Refer to note 2.12)	10,084	–	8	–	3	10,095	10,095
Total	16,539	–	8	–	3	16,550	16,550

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at September 30, 2022 is as follows:

 (In crore)

Particulars	As at September 30, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer to note 2.4)	2,316	1,765	551	–
Investments in government bonds (Refer to note 2.4)	13	13	–	–
Investments in liquid mutual fund units (Refer to note 2.4)	3,278	3,278	–	–
Investments in certificates of deposit (Refer to note 2.4)	4,672	–	4,672	–
Investments in commercial papers (Refer to Note 2.4)	263	–	263	–
Investments in non convertible debentures (Refer to note 2.4)	3,537	1,318	2,219	–
Investments in government securities (Refer to note 2.4)	7,218	7,213	5	–
Investments in equity instruments (Refer to note 2.4)	2	–	–	2
Investments in preference securities (Refer to note 2.4)	210	–	–	210
Other investments (Refer to note 2.4)	79	–	–	79
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	80	–	80	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to note 2.12)	205	–	205	-

During the six months ended September 30, 2022, tax free bonds and government securities of 611 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds, non-convertible debentures and government securities of 1,823 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer to note 2.4)	2,425	1,238	1,187	–
Investments in government bonds (Refer to note 2.4)	13	13	–	–
Investments in liquid mutual fund units (Refer to note 2.4)	1,337	1,337	–	–
Investments in certificate of deposit (Refer to note 2.4)	3,141	–	3,141	–
Investments in non convertible debentures (Refer to note 2.4)	3,873	3,472	401	–
Investments in government securities (Refer to note 2.4)	7,215	7,177	38	–
Investments in equity instruments (Refer to note 2.4)	2	–	–	2
Investments in preference securities (Refer to note 2.4)	192	–	–	192
Investments in compulsorily convertible debentures (Refer to note 2.4)	7	–	–	7
Other investments (Refer to note 2.4)	76	–	–	76
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	131	–	131	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.12)	11	–	11	–

During the year ended March 31, 2022, tax free bonds of 576 crore was transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds, non-convertible debentures and government securities of 890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Company's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2022	March 31, 2022
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,104	2,103
4,20,78,27,539 (4,20,67,38,641) equity shares fully paid-up
	2,104	2,103

(1)	Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2022 and March 31, 2022 is set out below:

(in crore, except as stated otherwise)

Particulars	As at September 30, 2022		As at March 31, 2022
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,20,67,38,641	2,103	4,26,06,60,846	2,130
Add: Shares issued on exercise of employee stock options	1,088,898	1	18,85,132	1
Less: Shares bought back	–	–	5,58,07,337	28
As at the end of the period	4,20,78,27,539	2,104	4,20,67,38,641	2,103

Capital allocation policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at September 30, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:-

(in )

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Final dividend for fiscal 2022	–	–	16.00	–
Final dividend for fiscal 2021	–	–	–	15.00

The Board of Directors in their meeting on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 which resulted in a net cash outflow of approximately 6,732 crore.

The Board of Directors in their meeting held on October 13, 2022 declared an interim dividend of 16.50/- per equity share which would result in a net cash outflow of approximately 6,943 crore.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan):

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholders Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 12,915,777 shares and 13,725,712 shares as at September 30, 2022 and March 31, 2022, respectively under the 2015 plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at September 30, 2022 and March 31, 2022.

The following is the summary of grants during the three months and six months ended September 30, 2022 and September 30, 2021:

Particulars	2019 plan				2015 plan
	Three months ended September 30,		Six months ended September 30,		Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021	2022	2021	2022	2021
Equity settled RSUs
Key Managerial Personnel (KMPs)	–	–	176,893	73,962	185,358	–	287,325	101,697
Employees other than KMPs	–	–	370,960	–	–	–	–	–
Total Grants	–	–	547,853	73,962	185,358	–	287,325	101,697

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

• Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSU’s were granted effective August 1, 2022.

• Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSU’s were granted effective August 1, 2022.

• Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance-based RSU’s were granted effective August 1, 2022.

Under the 2019 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance-based RSU’s were granted effective May 2, 2022.

Other KMPs

Under the 2015 plan:

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,616 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2022. The performance-based RSUs will vest over three years based on certain performance targets.

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 11,990 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2022. These RSUs will vest over four years.

Under the 2019 plan:

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grant of 8,000 RSUs to a KMP under the 2019 Plan. The grants were made effective May 2, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

On May 21, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grant of 104,000 RSUs to other KMPs under the 2019 Plan. The grants were made effective June 1, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Granted to:
KMP	24	17	41	34
Employees other than KMP	100	71	201	151
Total (1)	124	88	242	185
(1) Cash settled stock compensation expense included in the above	–	3	(2)	5

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	19.03	1,791	24.45
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	28-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-3	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,284	13.89	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Non-current
Others
Compensated absences	75	86
Accrued compensation to employees (1)	10	8
Accrued expenses (1)(4)	1,344	503
Other payables (1)(6)	84	79
Total non-current other financial liabilities	1,513	676
Current
Unpaid dividends (1)	36	36
Others
Accrued compensation to employees (1)	2,934	2,999
Accrued expenses (1)(4)	4,377	4,603
Retention monies (1)	12	12
Capital creditors (1)	302	395
Compensated absences	1,820	1,764
Other payables (1)(5)(6)	2,320	1,449
Foreign currency forward and options contracts (2)(3)	205	11
Total current other financial liabilities	12,006	11,269
Total other financial liabilities	13,519	11,945
(1) Financial liability carried at amortized cost	11,419	10,084
(2) Financial liability carried at fair value through profit or loss	180	8
(3) Financial liability carried at fair value through other comprehensive income	25	3
(4) Includes dues to subsidiaries	34	7
(5) Includes dues to subsidiaries	376	316

(6) Deferred contract cost (Refer to note 2.9) includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Outstanding dues of micro enterprises and small enterprises	–	3
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,657	2,666
Total trade payables	2,657	2,669
(1)Includes dues to subsidiaries	570	613

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Non-current
Accrued defined benefit liability	442	332
Others
Deferred income	5	9
Deferred income - government grants	19	19
Total non - current other liabilities	466	360
Current
Accrued defined benefit liability	3	2
Unearned revenue	5,369	5,179
Others
Deferred income - government grants	9	10
Withholding taxes and others	2,451	2,190
Total current other liabilities	7,832	7,381
Total other liabilities	8,298	7,741

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Current
Others
Post-sales client support and others	1,030	920
Total provisions	1,030	920

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Current taxes	2,312	1,805	4,345	3,502
Deferred taxes	(77)	35	(108)	108
Income tax expense	2,235	1,840	4,237	3,610

Income tax expense for the three months ended September 30, 2022 and September 30, 2021 includes reversal (net of provisions) of 5 crore and 11 crore, respectively. Income tax expense for the six months ended September 30, 2022 and September 30, 2021 includes provisions (net of reversal) of 14 crore and reversal (net of provisions) of 32 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and six months ended September 30, 2022 and September 30, 2021 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing, by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the three months and six months ended September 30, 2022 and September 30, 2021 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Revenue from software services	31,497	25,404	60,984	49,000
Revenue from products and platforms	70	58	110	176
Total revenue from operations	31,567	25,462	61,094	49,176

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the three months and six months ended September 30, 2022 and September 30, 2021 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Revenue by offerings
Core	11,905	10,755	23,014	21,492
Digital	19,662	14,707	38,080	27,684
Total	31,567	25,462	61,094	49,176

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company derives revenues from the sale of products and platforms including Infosys Applied AI which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and six months ended September 30, 2022 and September 30, 2021 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	38	38	75	76
Deposit with Bank and others	148	153	318	392
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial papers, certificates of deposit and government securities	217	140	435	287
Income on investments carried at fair value through other comprehensive income	–	–	1	–
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	25	29	44	52
Dividend received from subsidiary	693	592	693	592
Exchange gains/(losses) on foreign currency forward and options contracts	(64)	160	(260)	70
Exchange gains/(losses) on translation of other assets and liabilities	176	(97)	511	46
Miscellaneous income, net	34	37	99	107
Total other income	1,267	1,052	1,916	1,622

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the entire Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect in entirety and will record any related impact in the period the Code becomes effective.

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Employee benefit expenses
Salaries including bonus	15,230	12,234	29,491	23,952
Contribution to provident and other funds	482	339	926	645
Share based payments to employees (Refer to note 2.11)	124	88	242	185
Staff welfare	37	73	128	143
	15,873	12,734	30,787	24,925
Cost of software packages and others
For own use	365	283	702	546
Third party items bought for service delivery to clients	1,063	453	1,909	718
	1,428	736	2,611	1,264
Other expenses
Power and fuel	38	21	73	43
Brand and Marketing	151	63	342	156
Short-term leases	4	3	7	7
Rates and taxes	48	54	102	105
Repairs and Maintenance	212	197	433	409
Consumables	5	7	13	14
Insurance	37	28	71	61
Provision for post-sales client support and others	53	27	69	32
Commission to non-whole time directors	3	3	7	5
Impairment loss recognized / (reversed) under expected credit loss model	26	30	54	66
Auditor's remuneration
Statutory audit fees	1	2	3	3
Tax matters	–	–	–	–
Other services	–	–	–	–
Contributions towards Corporate Social Responsibility	106	100	158	237
Others	63	24	107	39
	747	559	1,439	1,177

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
Contingent liabilities:
Claims against the Company, not acknowledged as debts(1)	4,266	4,245
[Amount paid to statutory authorities 5,582 crore (5,617 crore)]
Commitments:
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	575	1,092
(net of advances and deposits)(2)
Other Commitments*	8	11

*	Uncalled capital pertaining to investments

(1)	As at September 30, 2022 and March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,911 crore and 3,898 crore, respectively.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 5,572 crore and 5,607 crore as at September 30, 2022 and March 31, 2022, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2022 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the six months ended September 30, 2022, the following are the changes in the subsidiaries:

-	Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.
-	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH along with its subsidiary oddity code d.o.o., and oddity GmbH along with its two subsidiaries oddity (Shanghai) Co. Ltd., oddity Limited (Taipei).
-	Panaya GmbH renamed as Infosys Financial Services GmbH.
-	Infosys Arabia Limited, a majority owned and controlled subsidiary of Infosys Limited is under liquidation.
-	Infosys Public Services Canada Inc., a wholly owned subsidiary of Infosys Public Services Inc. was incorporated on July 8, 2022.
-	On September 1, 2022, Infosys Consulting Pte. Ltd. (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S along with its seven subsidiaries BASE life science AG, BASE life science GmbH, BASE life science Ltd., BASE life science S.A.S., BASE life science S.r.l., Innovisor Inc. and BASE life science Inc.
-	BASE life science SL. , a wholly owned subsidiary of BASE life science A/S was incorporated on September 6, 2022

The Company’s related party transactions during the three months and six months ended September 30, 2022 and September 30, 2021 and outstanding balances as at September 30, 2022 and March 31, 2022 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the key management personnel:

-	Ravi Kumar S resigned effective October 11, 2022

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2022	2021	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	43	36	75	73
Commission and other benefits to non-executive / independent directors	3	3	7	5
Total	46	39	82	78

(1)	Total employee stock compensation expense for the three months ended September 30, 2022 and September 30, 2021 includes a charge of 24 crore and 17 crore, respectively, towards key managerial personnel. For the six months ended September 30, 2022 and September 30, 2021, includes a charge of 41 crore and 34 crore respectively, towards key managerial personnel. (Refer to note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director
Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary
Bengaluru
October 13, 2022